Exhibit 99.5

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, L. Scott Thomson, Executive Vice-President, Finance and Chief Financial Officer of Talisman Energy Inc., certify the following:

1.	I have reviewed the interim financial report and interim MD&A (together the"interim filings") of Talisman Energy Inc. (the "issuer") for the interim periodended September 30, 2012.

2.
Based on my knowledge, having exercised reasonable diligence, the interimfilings do not contain any untrue statement of a material fact or omit to state amaterial fact required to be stated or that is necessary to make a statement notmisleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3 .
Based on my knowledge, having exercised reasonable diligence, the interimfinancial report together with the other financial information included in theinterim filings fairly present in all material respects the financial condition,financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5 .	Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer'sother certifying officer and I have, as at the end of the period covered by theinterim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
The control framework the issuer's other certifying officer and I used to designthe issuer's ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

5.2           N.A.

5.3           N.A.

6.	The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on July 1, 2012 and ended on
September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date:   October 30, 2012

/s/ L. Scott Thomson
L. Scott Thomson
Executive Vice-President, Finance
and Chief Financial Officer